Exhibit B

Description of Rule 10b5-1 Plan

I, Murray A. Indick, on behalf of Prides Capital Partners, LLC and its affiliates (collectively, the “Fund”), as of this 1st day of October, 2007, have established a Rule 10b5-1 Plan (the “Plan”) in order to sell up to 1,100,000 shares of Waste Services Inc.’s common stock (WSII) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Plan provides that Fidelity Prime Services, a part of Fidelity Capital Markets Services, a division of National Financial Services LLC (“Fidelity”) shall execute the Plan as follows:

1.	Fidelity shall sell shares pursuant to the Plan. Shares sold shall be allocated among the Fund as instructed to Fidelity from time to time.

2.	The Plan shall end on the earliest of:

a.	September 30, 2008;
b.	the completion of all sales contemplated by the Plan;
c.	the Fund or Fidelity’s reasonable determination that:

(i)	the Plan does not comply with Rule 10b5-1 or other applicable securities laws;
(ii)	the Fund has not, or Fidelity has not, complied with the Plan, Rule 10b5-1 or other applicable securities laws.

3.	The Fund will pay Fidelity $___commission rate.

4.         The Fund confirms that (a) it established the Plan in good faith in compliance with the requirements of Rule 10b5-1 at a time when it was not in possession of non-public material information, (b) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (c) it will not disclose to any persons at Fidelity effecting purchases under the Plan any information regarding Waste Services Inc. (WSII) that might influence the execution of the Plan and (d) it will inform Fidelity as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Plan by Fidelity or by the Fund and or the occurrence of any event that would cause the Plan to end or be suspended as contemplated in Paragraph 2 or 5.

5.         If Fidelity must suspend sales of shares under this Plan on a particular day for any of the following reasons:

a.	a day specified by the Plan is not a day on which the shares trade regularly on the NASDAQ;

b.	trading of the shares on the NASDAQ is suspended for any reason; or

c.	Fidelity cannot effect a sale of shares due to legal, regulatory or contractual restrictions applicable to it or to the Fund);

then Fidelity will resume sales in accordance with paragraph 1 above on the next day specified in the Plan after the condition causing the suspension of sales has been resolved to the satisfaction of Fidelity and the Fund.

6.	The Plan may be modified or amended only upon the written agreement of the undersigned and Fidelity.

7.	The Plan may be signed in counterparts, each of which will be an original.

8.	The Plan and the attachment together constitute the entire agreement between the Fund and Fidelity and supersede any prior agreements or understandings regarding the Plan.

9.	All notices given by the parties under the Plan will be as follows:

If to Fidelity Prime Services:

Robert Comerford

Fidelity Prime Services

200 Seaport Blvd Z2H

Boston, MA 02210

888-595-0590 phone

If to the Fund:

200 High Street; Suite 700

Boston, MA 01938

Attn: Hank Lawlor

Fax no: (617) 778-9299

10.

Fidelity acknowledges that the Fund may (1) sell shares of Waste Services Inc. (WSII) from time to time separately from shares purchased pursuant to the Plan and (2) terminate the Plan at any time by giving notice to Fidelity.

11.	The Plan will be governed by and construed in accordance with the internal laws of the State of New York.

Prides Capital Partners, LLC

By: /s/Murray A. Indick

Murray A. Indick

Partner/General Counsel

Acknowledged and Agreed:

Fidelity Prime Services

By: /s/ William D. Macaluso

William D. Macaluso

SVP

Attachment

Trading Guidance Limitations

[intentionally omitted]